EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(the “Company” or “Bezeq”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Re: Immediate Report - Early Application of IFRS 16: “Leases”

1.	On December 28, 2017, the Company’ board of directors approved the early adoption, as of January 1, 2018, of IFRS 16: “Leases” (the “Standard”), which deals with the lease of assets, and which is required be applied for annual periods beginning on or after January 1, 2019. The board of directors gave its approval after it examined the implications and consequences of early adoption of the Standard, including the implications of the different options for the Standard’s application and the degree of preparedness of the Group’s companies for its early adoption. It should be noted that the Company has chosen to adopt the Standard using the cumulative effect approach as of January 1, 2018 and applying additional reliefs as allowed by the Standard’s transition provisions.

2.	The provisions of the Standard are expected to affect the accounting treatment of agreements for the lease of real estate, cellular sites, vehicles and other assets. As a result of its application, the Company will recognize, starting from January 1, 2018, assets and liabilities relating to the lease of these underlying assets, which, up to the application of the Standard, were accounted for as operating leases.

3.	The Company estimates that the application of the Standard will have material implications for its financial statements, based on the Group’s existing lease agreements and the data available to the Company as of the date of this report. The following items are expected to be impacted, among others:

3.1	On initial application of the Standard – an increase of NIS 1.4 billion in noncurrent assets, and concurrently – an increase of NIS 0.4 billion in current liabilities and an increase of NIS 1 billion in noncurrent liabilities.

3.2	In 2018 – a decrease of NIS 0.4 billion in operating expenses and an increase by the same amount in depreciation and amortization and finance expenses, as well as an increase in the cash flow from operating activities and a decrease in the cash flow from financing activities amounting to NIS 0.4 billion.

3.3	The impact of the Standard’s application on the Group’s net income in 2018 is expected to be negligible.

3.4	The impact of the Standard’s application on the financial results, on the cash flow statement and on the statement of financial position for 2018 will depend on the actual scope of the lease agreements to which the Group will be a party starting from December 31, 2017.

The information brought in this report is forward-looking information, as defined in the Securities Law, 5728-1968. It is hereby clarified that the implications of the Standard’s application as described herein are based on the Company’s estimates, taking into account the data in its possession. Actual results may differ from the Company’s estimates, due to possible changes in the assets and in the lease agreements applying to them, as well as in light of additional tests that may be performed during the preparation of the financial statements for 2018.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.